EXHIBIT 99.1

PRESS RELEASE

                   VersaTel Telecom Agrees to Acquire SVIANED
                        a stand-alone unit of Gak Holding

Amsterdam, June 3, 1999 - VersaTel Telecom International N.V., a rapidly growing, competitive provider of telecom services in the Benelux, today announced that it has signed a letter of intent to acquire 100 percent of the outstanding stock of SVIANED B.V., one of the leading providers of data and telecommunications network services located in The Netherlands.

Upon consummation of the acquisition, VersaTel will become the second largest domestic data communications service providers in The Netherlands. In addition to the design and operation of LAN/WAN and Virtual Private Networks (VPN), SVIANED's offers its customers network management, consultancy and dial-in services as well as other value added services. SVIANED targets large- and medium-sized companies interested in long-term relationships and is one of the top three providers of data and network services in The Netherlands.

SVIANED, a stand-alone unit of Gak Holding B.V., is headquartered in Amsterdam and employs approximately 60 professionals experienced in the provisioning of network services. With over 50 points of presence in The Netherlands, SVIANED's advanced ATM/Frame Relay backbone network has an extensive geographical footprint and allows the company to offer high-speed broadband connectivity to its customers, including Internet access. In addition, SVIANED was the first network service provider in The Netherlands to receive the Cisco Powered Network certificate and is ISO-9001 certified for all business processes.

SVIANED will enable VersaTel to accelerate significantly its strategy of providing customers with a broad range of telecommunications services, including advanced data, Internet and network services. Transitioning SVIANED's extensive data network traffic on to VersaTel's planned 2,400 kilometer, high-capacity fiber optic network, will create substantial cost savings and economies of scale.

Commenting on the acquisition, Gary Mesch, Managing Director and CEO of VersaTel, stated "The acquisition of SVIANED will represent a major achievement in VersaTel's transition from a switched international long distance service provider to a facilities-based broadband network operator. Our customers will significantly benefit from SVIANED's strong data and network service capabilities."

Jan Niewold, Managing Director of SVIANED, commented "The combination of SVIANED with VersaTel is an exciting partnership of complimentary broadband service providers. VersaTel will enable SVIANED to significantly expand its product offering to existing and new customers. Additionally, VersaTel's local access fiber network will enable us to directly access customers over our own infrastructure and thus ensure the bandwidth and service quality our customers demand."

VersaTel Telecom International N.V. is a rapidly growing, competitive network operator primarily focused on the Benelux, which consists of The Netherlands, Belgium and Luxembourg, and is based in Amsterdam. Among the fastest growing enterprises in the region, VersaTel's vision is to become the leading fully integrated provider of local access, facilities-based broadband services, including voice, data and Internet services for businesses in the densely populated, high-income Benelux countries. Founded in


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October 1995, the Company holds full telecommunications licenses in Netherlands and Belgium and has approximately 14,000 business customers and 350 employees. VersaTel is currently building a world-class data and multimedia network to provide business customers in 29 Benelux cities with communications services equal to those enjoyed by large multinationals. News and information are available at http://www.versatel.com/.

SVIANED B.V., headquartered in Amsterdam, The Netherlands, is a leading provider of data and telecommunications network-services. The company offers data and telecommunications network services, including LAN, WAN and VPN, as well as other value added network services such as network management, consultancy and Internet access services, to large- and medium-sized companies interested in long-term relationships. SVIANED was separated and become a stand-alone unit in 1995 and operates an expansive network in The Netherlands with over 50 points of presence. SVIANED is ISO 9001 certified and is serving over 100,000 people. News and information are available at http://www.svianed.com/.

(Certain statements in this Press Release are "forward-looking statements" within the meaning of The Private Securities Litigation Act of 1995. Such statements are based on the current expectations of the management of VersaTel Telecom International NV only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products or services, inability to timely develop and introduce new technologies, products and services, loss of market share, pressure on pricing resulting from competition, inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the company to differ materially from those described therein. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports to be filed from time to time with the Securities and Exchange Commission.)

Note to Editors: The VersaTel logo is a registered trademark of VersaTel Telecom International NV in The Netherlands, Belgium and Luxembourg.

Contacts:
Mark Lazar                              Victoria Kemanian
Manager, Investor Relations             Executive Vice President - London Office
VersaTel Telecom International NV       The Anne McBride Company
Tel:  +31-20-430-4300                   Tel:  +44-171-417-9185

Stephanie Kies                          Lou Spoor
Manager, Marketing Communications       Manager, Strategic Department
VersaTel Telecom International NV       GAK Holding B.V.
Tel:  +31-20-430-4300                   Tel:  +31-20-687-1610







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